Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Date: June 22, 2021

Mirion Technologies, Inc. intends to use this Customer FAQ for communication with certain of its customers and partners and expects to translate it to Finnish, Flemish, French, German and Japanese.

JUNE 22, 2021	CUSTOMER FAQ

MIRION IS GOING PUBLIC!

Customer / Partner Specific FAQs

Q – Will my contact at Mirion change?

A – No. Your contact at Mirion will not change as a result of this transaction.

Q – What will happen to existing contracts, proposals, and business initiatives previously submitted by Mirion?

A – All previous business contracts, proposals, and initiatives previously submitted will be unaffected by the contemplated business combination.

Q – What is the purpose of the Mirion and GS Acquisition Holdings Corp II business combination?

A – The Mirion and GS Acquisition Holdings Corp II business combination creates a public company empowered to accelerate its growth, strengthen its capital structure, and expand its market leading product innovation strategy to offer our customers enhanced support across the nuclear, diversified industrial and medical segments.

Typical Public Company FAQs

Q – What is the change occurring at Mirion?

A – Mirion is becoming a publicly traded company, and the newly combined company is expected to be listed on the NYSE under the new ticker symbol “MIR.” We are combining with a special purpose acquisition company (SPAC), GS Acquisition Holdings Corp II (NYSE: GSAH). The transaction remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of GS Acquisition Holdings Corp II’s stockholders.

Q – Who are the new investors in Mirion?

A – Several institutional public market investors will become new investors in Mirion through our partnership with GS Acquisition Holdings Corp II, a special purpose acquisition corporation (SPAC) that was formed for the purpose of combining with one or more businesses and remaining a public company. We are excited to be partnered with the GS Acquisition Holdings Corp II team.

Mirion chose GS Acquisition Holdings Corp II as our partner because of their extensive technology, investing, financial, and transaction experience and their commitment to help Mirion capitalize on the many opportunities ahead of us. We look forward to benefiting from GS Acquisition Holdings Corp II’s support as we work to execute our compelling growth plans.

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1: Limited Distribution – Proprietary

JUNE 22, 2021	CUSTOMER FAQ

Q – How is this different from a traditional IPO?

A – Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NYSE under a new ticker symbol. A SPAC is not an operating company but rather an entity designed to take operating companies, such as Mirion, public by first raising a pool of capital in its IPO, then investing those proceeds into the selected operating company through a merger. This process allows Mirion to benefit from certain flexibilities and advantages that are not available in a traditional IPO with underwriters. Several other growth companies have recently gone public through a SPAC.

Mirion chose GS Acquisition Holdings Corp II as our partner because of their extensive technology, investing, financial, and transaction experience and their commitment to help Mirion capitalize on the many opportunities ahead of us. We look forward to benefiting from GS Acquisition Holdings Corp II’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “public company”?

A – To be a public company means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through a national exchange, such as NYSE or Nasdaq, and is required to disclose its financial and business information regularly to the public.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Mirion with a number of benefits, including:

•	access to a source of capital to help fund our growth;

•	the ability to further support our growth and operations;

•	improved awareness and brand recognition; and

•	enhanced credibility that comes with being a listed company on an exchange.

Q – Will our company name change?

A – No. The combined company’s name will be Mirion Technologies, Inc.

Q – What exchange will Mirion list on and what will the ticker symbol be?

A – The combined company is expected to remain listed on the NYSE under the new ticker “MIR.”

Q – Has Mirion’s management committed to stay on after the transaction is complete?

A – We expect Mirion’s experienced management team, which is dedicated to our long-term success, to continue to lead the company. Tom Logan will remain CEO of Mirion Technologies. Larry Kingsley, former CEO of Pall Corporation and IDEX Corporation, will serve as Chairman of Mirion and will support Tom’s efforts to guide the company.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to additional capital to accelerate our growth, pay down our debt, enhance our market leading product innovation strategy and capitalize on our many opportunities to create value across the nuclear, diversified industrial and medical segments. We plan to continue to remain focused on operational excellence.

Our commitment to our employees, partners, and customers will not change. We may hire additional team members to support our ability to comply with public company obligations and to function as a public company.

Q – What will the new organizational structure look like?

A – We expect Mirion’s management team, which is dedicated to our long-term success, to continue to lead the company. Tom Logan will remain CEO of Mirion Technologies. Larry Kingsley, former CEO of Pall Corporation and IDEX Corporation, who will serve as Chairman of Mirion and will support Tom’s efforts to guide the company.

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2: Limited Distribution – Proprietary

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the preliminary proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this communication speak only as of the date of this communication. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by GSAH with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of GSAH’s common stock in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Mirion relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about GSAH, Mirion and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to GSAH’s stockholders as of a record date to be established for voting on the proposed business combination. GSAH’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that GSAH intends to file with the SEC.

3: Limited Distribution – Proprietary